Gulf Coast Ultra Deep Royalty Trust

c/o Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, AZ 85004-2189

May 2, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra M. Ledbetter

RE:	Gulf Coast Ultra Deep Royalty Trust
Registration Statement on Form S-4
File No. 333-185742

Dear Ms. Ledbetter:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gulf Coast Ultra Deep Royalty Trust (the “Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”) hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on Friday, May 3, 2013, or as soon as possible thereafter.

In connection with this request, the Trust and FCX acknowledge the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Trust or FCX from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. The Trust and FCX may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gulf Coast Ultra Deep Royalty Trust
By:	Freeport-McMoRan Copper & Gold Inc., as Depositor

By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary

Freeport-McMoRan Copper & Gold Inc.

By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Secretary